UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2009

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [x]

Form 20-F    [  ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [  ]  Yes    [x]  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 4 February 2009	By:	Jane McAloon

/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	4 February 2009
Number	04/09

BHP BILLITON RESULTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2008

•	A robust financial performance in the context of a rapid deterioration in market conditions.

•	Underlying EBITDA up 25% to US$13.9 billion and Underlying EBIT up 24% to US$11.9 billion.

•	Strong Underlying EBIT margin(1) of 46% despite significant pressures from lower prices and a lagged effect of input costs benefit.

•	Record net operating cash flow(2) of US$13.1 billion, up 74%, which is an excellent result given market conditions and our strong growth pipeline.

•	Attributable profit up 2% to US$6.1 billion and EPS up 3% to 110.1 US cents (both measures excluding exceptional items).

•	Strong balance sheet with net debt decreased by 51% to US$4.2 billion. Gearing of 9.5% and Underlying EBITDA interest cover of 86.6 times.

•	Interim dividend of 41.0 US cents per share, an increase of 41% on last year’s interim dividend.

•	A disciplined and value-accretive commitment to invest through the cycle, with one iron ore and three oil and gas projects sanctioned during the half-year.

Half-year ended 31 December	2008 US$M	2007 US$M	Change
Revenue	29,780	25,539	16.6%
Underlying EBITDA (4)	13,939	11,167	24.8%
Underlying EBIT (4) (5)	11,899	9,623	23.7%
Profit from operations	7,224	9,486	(23.8%)
Attributable profit – excluding exceptional items	6,128	5,995	2.2%
Attributable profit	2,617	6,017	(56.5%)
Net operating cash flow (2)	13,094	7,528	73.9%
Basic earnings per share – excluding exceptional items (US cents)	110.1	106.8	3.1%
Basic earnings per share (US cents)	47.0	107.2	(56.2%)
Underlying EBITDA interest coverage (times) (4) (6)	86.6	34.9	148.1%
Dividend per share (US cents)	41.0	29.0	41.4%

Refer to page 15 for footnotes, including explanations of the non-GAAP measures used in this announcement.

The above financial results are prepared in accordance with IFRS and are unaudited. All references to the prior period are to the half-year ended 31 December 2007 unless otherwise stated.

RESULTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2008

Commentary on the Group Results

The results released today represent a robust operating and financial performance achieved in an environment that deteriorated significantly during the period, particularly over the last quarter. Our results benefited from strong volume additions in Petroleum and Iron Ore, as the growth projects in these two CSGs continued to ramp up.

Underlying EBIT increased by 23.7 per cent over the corresponding period to US$11.9 billion, with a healthy Underlying EBIT margin of 45.6 per cent. We continue to focus on our cost performance and expect to see the benefits of falling input prices, albeit with some lag. The strength of the US dollar against our main operating currencies positively impacted the Underlying EBIT for the first half by US$1.5 billion.

Attributable profit and profit from operations fell 56.5 per cent and 23.8 per cent respectively, as a result of a number of exceptional items, the majority of which are non-cash. These items include the indefinite suspension of Ravensthorpe (Australia), costs relating to the Rio Tinto offers, impairment of assets and increased rehabilitation provisions for Newcastle steelworks (Australia).

Net operating cash flow was outstanding and increased by 73.9 per cent to US$13.1 billion. The strong cash flow performance has reduced our net debt to US$4.2 billion, with a net gearing of 9.5 per cent and Underlying EBITDA interest cover of 87 times. This strong balance sheet is a competitive advantage and leaves us resilient in these challenging times. It also means that we are well positioned to take full advantage of an eventual recovery in the market.

During the six months to December 2008, we have witnessed an unprecedented fall in commodity prices, with market prices falling in the order of 50 per cent during this period. As the global economy continues to deteriorate, we are witnessing further demand contraction for our products. We believe it is likely that uncertainty will extend into the medium term. As a consequence of the macro economic environment we have taken a number of actions consistent with our focus to maximise long term shareholder value. These actions include the decision not to proceed with the Rio Tinto offers, adjustments in production where physical demand decreased, suspending cash negative operations and deferrals of low priority capital expenditures.

Notwithstanding the current economic uncertainty, we continue to believe that the needs of the developing world will drive long term demand for our products. Furthermore, the supply adjustments we are now witnessing could result in a constrained supply side when economic recovery does take place. The financial and operating strength of the Group means that we are able to continue to take a long term view, not compromising long term value as a result of short term pressures.

Growth Projects

During the period we commissioned three oil and gas projects and, highlighting our commitment to long term growth, we approved a total of US$5.9 billion of growth expenditure in one iron ore and three oil and gas projects.

We are continuing to progress well against budget and schedule for those projects which have already been approved.

Completed projects

Customer Sector Group	Project	Capacity (iv)	Capital expenditure (US$ million) (iv)				Date of initial production (i)
			Budget		Actual		Target	Actual
Petroleum	Neptune (US) BHP Billiton – 35%	50,000 barrels of oil and 50 million cubic feet of gas per day (100%)	405	(iii)	418		Q1 2008	Q3 2008

	North West Shelf 5th Train (Australia) BHP Billiton – 16.67%	LNG processing capacity 4.4 million tonnes per annum (100%)	350		350	(ii)	H2 2008	H2 2008

	North West Shelf Angel (Australia) BHP Billiton – 16.67%	800 million cubic feet of gas per day and 50,000 barrels of condensate per day (100%)	200		200	(ii)	H2 2008	H2 2008
			955		968

(i)	References to quarters and half-years are based on calendar years.
(ii)	Number subject to finalisation. For projects where capital expenditure is required after initial production, the costs represent the estimated total capital expenditure.
(iii)	As per revised budget or schedule.
(iv)	All references to capital expenditure and capacity are BHP Billiton’s share unless noted otherwise.

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Capacity (i)	Budgeted capital expenditure (US$ million) (i)	Target date for initial production (ii)
Petroleum	Shenzi (US) BHP Billiton – 44%	100,000 barrels of oil and 50 million cubic feet of gas per day (100%)	1,940	Mid 2009

	Atlantis North (US) BHP Billiton 44%	Tie back to Atlantis South	185	H2 2009

	Pyrenees (Australia) BHP Billiton – 71.43%	96,000 barrels of oil and 60 million cubic feet of gas per day (100%)	1,200	H1 2010

	Bass Strait Kipper (Australia) BHP Billiton – 32.5% - 50%	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day (100%)	500	2011

	North West Shelf North Rankin B (Australia) BHP Billiton – 16.67%	2,500 million cubic feet of gas per day (100%)	850	2012

Aluminium	Alumar Refinery Expansion (Brazil) BHP Billiton – 36%	2 million tonnes per annum of alumina (100%)	900	Q2 2009

	Worsley Efficiency and Growth (Australia) BHP Billiton – 86%	1.1 million tonnes per annum (100%)	1,900	H1 2011

Iron Ore	WA Iron Ore Rapid Growth Project 4 (Australia) BHP Billiton – 86.2%	26 million tonnes per annum of iron ore (100%)	1,850	H1 2010

Manganese	Gemco (Australia) BHP Billiton – 60%	1 million tonnes per annum manganese concentrate (100%)	110	H1 2009

Energy Coal	Klipspruit (South Africa) BHP Billiton – 100%	1.8 million tonnes per annum export and 2.1 million tonnes per annum domestic thermal coal	450	H2 2009

	Douglas-Middelburg Optimisation (South Africa) BHP Billiton – 100%	10 million tonnes per annum export thermal coal and 8.5 million tonnes per annum domestic thermal coal (sustains current output)	975	Mid 2010

	Newcastle Third Export Coal Terminal (Australia) BHP Billiton – 35.5%	Third coal berth, 30 million tonnes per annum (100%)	390	2010
			11,250

(i)	All references to capital expenditure and capacity are BHP Billiton’s share unless noted otherwise.
(ii)	References to quarters and half-years are based on calendar years.

Projects approved since 30 June 2008

Customer Sector Group	Project	Capacity (i)	Budgeted capital expenditure (US$ million) (i)	Target date for initial production (ii)
Petroleum	Bass Strait Turrum (Australia) BHP Billiton – 50%	11,000 bpd condensate and processing capacity of 200 million cubic feet of gas per day (100%)	625	2011

	North West Shelf CWLH Extension (Australia) BHP Billiton – 16.67%	Replacement vessel with capacity of 60,000 barrels of oil per day (100%)	245	2011

	Angostura Gas Phase II (Trinidad and Tobago) BHP Billiton – 45%	280 million cubic feet of gas per day (100%)	180	H1 2011

Iron Ore	WA Iron Ore Rapid Growth Project 5 (Australia) BHP Billiton – 85%	50 million tonnes per annum of iron ore (100%)	4,800	H2 2011
			5,850

(i)	All references to capital expenditure and capacity are BHP Billiton’s share unless noted otherwise.
(ii)	References to half-years and years are based on calendar years.

The Income Statement

To provide clarity into the underlying performance of our operations, we present Underlying EBIT which is a measure used internally and in our Supplementary Information that excludes any exceptional items. The differences between Underlying EBIT and Profit from operations are set out in the following table:

Half-year ended 31 December	2008 US$M	2007 US$M
Underlying EBIT	11,899	9,623
Exceptional items (before taxation)	(4,675)	(137)
Profit from operations	7,224	9,486

Refer to page 8 for further details of Exceptional items.

Underlying EBIT

The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the half-year ended December 2008 compared with the December 2007 half-year:

	US$ Million
Underlying EBIT for the half-year ended 31 December 2007		9,623

Change in volumes:
Increase in volumes	204
Decrease in volumes	(1,104)
New operations	649

		(251)
Net price impact:
Change in sales prices	3,503
Price-linked costs	(543)

		2,960
Change in costs:
Costs (rate and usage)	(1,872)
Exchange rates	1,457
Inflation on costs	(423)

		(838)
Asset sales		(141)
Ceased and sold operations		195
Exploration and business development		(113)
Other		464

Underlying EBIT for the half-year ended 31 December 2008		11,899

Volumes

During the half-year ended December 2008, we delivered first production in three oil and gas projects and continued to deliver strong volume growth in Petroleum. The new oil and gas operations contributed US$649 million to Underlying EBIT. Underlying EBIT also increased by US$204 million due to record production and sales in Iron Ore.

Lower sales volumes in all other products and natural field declines in existing Petroleum operations reduced Underlying EBIT by US$1,104 million. Copper sales volumes were lower mainly due to declining ore grade and electrical motor reliability issues at the Laguna Seca SAG mill at Escondida (Chile). Manganese sales volumes were impacted as the global economy continues to deteriorate and demand contracted.

In Western Australia Iron Ore and our metallurgical coal operations, we have received requests for deferrals from some long term contract customers. However, this has not impacted iron ore or metallurgical coal production in the half-year ended December 2008. We have sold the deferred long term iron ore tonnages into the spot market. However, it is likely that we will opportunistically adjust our metallurgical coal production in line with the weaker demand, during the second half of the 2009 financial year (as already announced in our Production Report released on 21 January 2009).

As announced in our Production Report, Western Australia Iron Ore is expected to produce 130 million tonnes (100 per cent basis) in the 2009 financial year.

At the end of November 2008, in response to weak demand Samarco (Brazil) announced the temporary suspension of two of its three pellet plants to mid-January 2009. Following a subsequent reassessment of the market conditions, the suspension will continue until the end of March 2009, at which time Samarco management will reassess the situation.

Prices

Net changes in prices increased Underlying EBIT by US$2,960 million (excluding the impact of newly commissioned projects).

Higher realised prices for metallurgical coal, iron ore, manganese, energy coal, oil and gas increased Underlying EBIT by US$7,629 million. However, this was offset by a negative impact of US$4,126 million due to lower realised prices for copper, nickel and aluminium.

Higher price-linked costs reduced Underlying EBIT by US$543 million primarily due to higher royalties. This was offset by decreased charges for third party nickel ore and more favourable rates for copper treatment and refining charges (TCRCs).

Costs

Costs increased by US$1,872 million compared to the corresponding period. This includes the impact of higher non-cash costs of US$262 million.

While we continue to focus on our cost performance, the benefits of falling input prices will have a lagged effect on reducing costs. Approximately US$592 million of the increase was due to higher costs for fuel and energy, and raw materials such as coke, sulphuric acid, pitch and explosives. In addition, labour and contractor costs have increased by US$368 million. A portion of the increase in costs was deliberately incurred to maximise production to take advantage of the high prices.

Unexpected events such as the severe weather interruptions in Queensland and the furnace rebuild at the Kalgoorlie Nickel Smelter (Australia) had an adverse cost impact of US$298 million.

Exchange rates

The strength of the US dollar positively impacted Underlying EBIT for the first half by US$1,457 million. All Australian operations were positively impacted by the weaker Australian dollar, which increased Underlying EBIT by US$1,207 million. The depreciation of the South African rand also positively impacted Underlying EBIT by US$165 million.

The following exchange rates against the US dollar have been applied:

	Half-year ended 31 December 2008 Average	Half-year ended 31 December 2007 Average	31 December 2008 Closing	30 June 2008 Closing	31 December 2007 Closing
Australian dollar (i)	0.78	0.87	0.69	0.96	0.88
Chilean peso	578	511	642	522	498
Colombian peso	2,092	2,030	2,249	1,899	2,017
Brazilian real	1.96	1.85	2.33	1.60	1.78
South African rand	8.83	6.94	9.39	7.91	6.80

(i)	Displayed as US$ to A$1 based on common convention.

Inflation on costs

Inflationary pressures on input costs across all our businesses had an unfavourable impact on Underlying EBIT of US$423 million. The inflationary pressures were most evident in Australia and South Africa.

Asset Sales

The sale of assets reduced Underlying EBIT by US$141 million. This was mainly due to the sale of the Elouera mine (Illawarra Coal, Australia) and other Queensland Coal mining leases in the corresponding period.

Ceased and sold operations

The favourable impact of US$195 million was mainly due to higher insurance recoveries and movements in the restoration and rehabilitation provisions for closed operations.

Exploration and business development

With our outstanding operating cash flow and strong balance sheet, we continued to focus on finding new long term growth options, with a highly disciplined and value-focused approach.

Exploration expense for the half-year was US$496 million, an increase of US$64 million. We increased exploration expenses at Escondida, Cerro Colorado and Spence (all Chile), manganese targets in Gabon, and nickel targets in Western Australia. The main expenditure for the Petroleum CSG was on targets in the Gulf of Mexico (USA), Colombia, Australia, Philippines and Western India.

Expenditure on business development was US$49 million higher than last year. This was mainly due to earlier stage development activities in the Base Metals, Stainless Steel Materials and Iron Ore CSGs.

Other

Other items increased Underlying EBIT by US$464 million, predominantly due to the contribution of third party product sales which were US$380 million higher compared to the corresponding period.

Net finance costs

Net finance costs decreased to US$332 million, from US$341 million in the corresponding period. This was driven predominantly by lower interest rates, offset by foreign exchange impacts and lower capitalised interest.

Taxation expense

The taxation expense including tax on exceptional items was US$3,888 million, representing an effective rate of 56.4 per cent. Excluding the impacts of exceptional items the taxation expense was US$5,052 million.

Exchange rate movements increased the taxation expense by US$1,163 million. The weaker Australian dollar against the US dollar has significantly reduced the Australian deferred tax assets for future tax depreciation since 30 June 2008. This was partly offset by the devaluation of local currency tax liabilities due to the stronger US dollar. Royalty-related taxation represents an effective rate of 3.0 per cent for the current period.

Excluding the impacts of royalty-related taxation, the impact of exchange rate movements included in taxation expense and tax on exceptional items the underlying effective rate was 30.6 per cent.

Exceptional Items

On 21 January 2009 the Group announced the indefinite suspension of Ravensthorpe Nickel Operations (Australia) and as a consequence will stop the processing of the mixed nickel cobalt hydroxide product at Yabulu (Australia). As a result, an impairment charge and increased provisions for rehabilitation of US$3,361 million (US$1,008 million tax benefit) were recognised for the half-year ended December 2008.

As part of the Group’s regular impairment review of assets, a total charge of US$356 million (US$60 million tax charge including the de-recognition of tax benefits) was recognised primarily in relation to withdrawal from Suriname operations, suspension of copper sulphide mining at Pinto Valley (US) and the write down of the Corridor Sands mineral sands resource (Mozambique).

The Group recognised an additional US$508 million (US$152 million tax benefit) for the rehabilitation obligations at the Newcastle steelworks.

The Group’s offers for Rio Tinto lapsed on 27 November 2008 following the Board’s decision that it no longer believed that completion of the offers was in the best interests of BHP Billiton shareholders. The fees associated with the US$55 billion debt facility (US$156 million cost, US$5 million tax benefit), and other charges (US$294 million cost, US$59 million tax benefit) in progressing this matter over the eighteen months up to the lapsing of the offers have been expensed in the half-year ended 31 December 2008.

Half-year ended 31 December 2008	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Suspension of Ravensthorpe nickel operations	(3,361)	1,008	(2,353)
Impairment of other operations	(356)	(60)	(416)
Newcastle steelworks rehabilitation	(508)	152	(356)
Lapsed offers for Rio Tinto	(450)	64	(386)

	(4,675)	1,164	(3,511)

Exceptional items by segment
Petroleum	(11)	4	(7)
Aluminium	(128)	—	(128)
Base Metals	(147)	(64)	(211)
Diamonds and Specialty Products	(70)	—	(70)
Stainless Steel Materials	(3,361)	1,008	(2,353)
Group and Unallocated	(958)	216	(742)

	(4,675)	1,164	(3,511)

Cash Flows

Net operating cash flow after interest and tax increased by 73.9 per cent to US$13,094 million. This was primarily attributable to higher profits generated from operating activities and a decrease in receivables partly offset by increases in other working capital items.

Capital and exploration expenditure totalled US$5,967 million for the period. Expenditure on major growth projects was US$4,116 million, including US$705 million on Petroleum projects and US$3,411 million on Minerals projects. Capital expenditure on maintenance, sustaining and minor capital items was US$1,231 million. Exploration expenditure was US$620 million, including US$124 million which has been capitalised.

Financing cash flow include US$2,486 million in relation to increased dividend payments and net debt repayments of US$1,099 million.

Net debt, comprising cash and interest-bearing liabilities, was US$4,168 million, a decrease of US$4,290 million, or 50.7 per cent, compared to 30 June 2008. Gearing, which is the ratio of net debt to net debt plus net assets, was 9.5 per cent at 31 December 2008, compared with 17.8 per cent at 30 June 2008.

Dividend

An interim dividend for the half-year ended 31 December 2008 of 41.0 US cents per share will be paid to shareholders on 17 March 2009.

The dividend to be paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars, and BHP Billiton Plc dividends are mainly paid in pounds sterling and South African rands to shareholders on the UK section and the South African section of the register, respectively. Currency conversions were based on the foreign currency exchange rates two business days before the declaration of the dividend. Please note that all currency conversion elections had to have occurred by the Currency Conversion Date, being 2 February 2009. Any currency conversion elections made after this date will not apply to this dividend.

The timetable in respect of this dividend will be:

Currency conversion	2 February 2009
Last day to trade cum dividend on JSE Limited	20 February 2009
Ex-dividend Australian Securities Exchange	23 February 2009
Ex-dividend Johannesburg Stock Exchange (JSE)	23 February 2009
Ex-dividend London Stock Exchange (LSE)	25 February 2009
Ex-dividend New York Stock Exchange (NYSE)	25 February 2009
Record	27 February 2009
Payment	17 March 2009

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings, nor will transfers between the UK register and the South African register be permitted, between the dates of 23 and 27 February 2009.

The following table details the currency exchange rates applicable for the dividend:

Dividend 41.0 US cents	Exchange Rate	Dividend per ordinary share in local currency
Australian cents	0.631250	64.950495
British pence	1.423705	28.798101
South African cents	10.192345	417.886145
New Zealand cents	0.499500	82.082082

Debt Management and Liquidity

No long term debt securities were issued in the debt capital markets during the half-year ended December 2008. The Group has access to the US commercial paper market and a committed and undrawn US$3.0 billion Revolving Credit Facility, which expires in October 2011. Our liquidity position is supported by our strong credit rating.

Corporate Governance

On 14 August 2008, the Board announced the appointment of Mr Alan Boeckmann and Mr Keith Rumble as Non-executive Directors of BHP Billiton Limited and BHP Billiton Plc with effect from 1 September 2008.

Outlook

Global Economic Outlook

In August 2008 we highlighted the short term global challenges that were evident. At that time, global economic activity was moderating, financial markets were volatile, and inflationary pressures were apparent. Since then, the global economy has deteriorated at an unprecedented rate taking most observers by surprise.

Economic growth has been impacted by a worldwide dislocation of financial markets that quickly moved into the real economy as credit markets froze and consumer and business confidence collapsed. Deflating asset values, particularly home values in the United States and parts of Europe continue to impact credit availability and confidence. The contraction that began in the United States has extended to impact growth rates in emerging economies as demand for their exports slows.

We expect global economic growth to be weak over the short to medium term as developed economies such as the United States and Europe enter recession and the rate of growth of emerging economies like China slows. Like many governments around the world, the Chinese government has introduced wide ranging stimulus measures. However, it is likely that these measures will take some time to have a positive flow through to economic activity. In reaction to deteriorating financial and economic conditions, there is a risk of increasing protectionism by governments which may hamper any global recovery.

Whilst the global economy faces significant challenges, our long term outlook remains unchanged. We expect emerging economies’ long term growth to be robust as they continue on the path to urbanisation and industrialisation.

Commodities Outlook

Amid uncertainty surrounding the outlook for the global economy, weakness and volatility in the commodity markets has prevailed during the first half of the 2009 financial year. During this period, spot prices for key commodities have fallen steeply in US dollar terms. However, weaker local currencies against the US dollar and the benefits of falling input prices, albeit with some lag, have partially offset the impact on margins.

The unprecedented deceleration in the global economy has sharply reduced demand for commodities. Producers in both developed and emerging economies have responded quickly by closing marginal sources of supply and deferring projects. In the short term, it is expected that many producers will primarily focus on cash conservation to cope with financial distress. We expect that commodity price weakness and volatility will persist.

However in the long term, we expect continued strong growth in demand for commodities from China and other emerging economies. We continue to expect that long-run commodity prices will be driven by their long-run marginal cost of supply. Reductions in current capital spending across the industry may constrain industry supply when demand growth recovers.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the performance of the Customer Sector Groups for the half-year ended 31 December 2008 and the corresponding prior year.

Half-year ended 31 December (US$ Million)	Revenue			Underlying EBIT (i)
	2008	2007	Change %	2008	2007	Change %
Petroleum	4,212	3,268	28.9%	2,675	1,968	35.9%
Aluminium	2,518	2,744	(8.2%)	289	680	(57.5%)
Base Metals	3,286	6,557	(49.9%)	(111)	3,367	(103.3%)
Diamonds and Specialty Products	457	418	9.3%	79	72	9.7%
Stainless Steel Materials	1,101	2,419	(54.5%)	(752)	799	(194.1%)
Iron Ore	6,020	3,578	68.3%	4,143	1,673	147.6%
Manganese	1,916	1,013	89.1%	1,245	431	188.9%
Metallurgical Coal	4,913	1,900	158.6%	3,123	523	497.1%
Energy Coal	4,363	2,907	50.1%	1,072	277	287.0%
Group and unallocated items (ii)	1,106	801	N/A	136	(167)	N/A
Less: inter-segment turnover	(112)	(66)	N/A	—	—	N/A
BHP Billiton Group	29,780	25,539	16.6%	11,899	9,623	23.7%

(i)	Underlying EBIT includes trading activities comprising the sale of third party product. Underlying EBIT is reconciled to Profit from operations on page 4.
(ii)	Includes consolidation adjustments, unallocated items and external sales from the Group’s freight, transport and logistics operations.

Petroleum

Underlying EBIT was US$2,675 million, an increase of US$707 million, or 35.9 per cent, compared to the corresponding period.

The increase in Underlying EBIT was mainly due to higher production. Strong growth in production was driven by the successful delivery of a series of growth projects and continued strong gas sales in Western Australia and Pakistan. Production was successfully commenced at Neptune, our first deepwater Gulf of Mexico operated project, and at the North West Shelf LNG Joint Venture’s Train 5 (Australia), which came online ahead of schedule. This strong growth was achieved despite the continuing impact of two hurricanes in the Gulf of Mexico.

Underlying EBIT was also positively impacted by higher average realised oil prices per barrel of US$85.22 (compared with US$81.20), higher average realised natural gas prices of US$3.97 per thousand standard cubic feet (compared with US$3.42) and higher average realised prices for liquefied natural gas of US$12.82 per thousand standard cubic feet (compared with US$7.79).

Gross exploration expenditure was US$263 million, a decrease of US$32 million from last half-year, mostly due to timing. During the December 2008 half-year, we acquired exploration rights to a significant acreage position onshore in the Llanos Basin in Colombia, offshore acreage in the Palawan Basin in the Philippines, and seven deepwater blocks offshore Western India. Evaluation work has commenced, or continues, on our numerous acreage acquisitions from previous years.

Aluminium

Underlying EBIT was US$289 million, a decrease of US$391 million or 57.5 per cent from the corresponding period. Lower LME prices and premiums for aluminium, had an unfavourable impact. This was partially offset by the positive impact of price-linked costs. The average LME aluminium price decreased to US$2,304 per tonne (compared with US$2,494 per tonne). The average realised alumina prices were in line with the corresponding period.

Half-year production and sales were impacted as the Southern African smelters continued to operate at reduced levels to comply with the mandatory reduction in power consumption. The December 2008 half-year includes the complete shutdown of the B and C potlines at Bayside (South Africa).

Higher operating costs also had an adverse impact. This was due to higher charges for energy, depreciation, maintenance, raw materials, and labour. Due to the significant deterioration in prices, inventory revaluation adjustments reduced Underlying EBIT by US$53 million. However, an intensive focus on cost containment through various business excellence initiatives and the benefit of a stronger US dollar reduced the full impact of cost increases.

Base Metals

Underlying EBIT was a loss of US$111 million, a decrease of US$3,478 million or 103.3 per cent from the corresponding period. This decrease was mainly due to a significant reduction in the prices for all commodities in Base Metals. Lower average realised prices decreased Underlying EBIT by US$2,905 million. This includes the impact of Escondida forward contracts losses. Since 2005 Escondida has executed forward contracts for the physical delivery of copper in order to achieve the average market prices over the relevant quotational periods. Due to the significant fluctuations in copper prices and unplanned interruptions at Escondida, this reduced Underlying EBIT by US$333 million for the period.

Lower sales volumes due to declining grades and electrical motor reliability issues at the Laguna Seca SAG mill at Escondida reduced Underlying EBIT. This was partially offset by the continued ramp up of Spence and Escondida Sulphide Leach.

Also impacting lower EBIT were higher costs in the period, mostly due to the impact of lower grades at Escondida and higher energy, fuel, acid and labour charges at all assets. The effect of inflation also impacted negatively. Higher costs were partially mitigated by a cost reduction program initiated during the December 2008 half-year in response to the rapid drop in prices and changing business environment. A stronger US dollar also contributed to mitigate the drop in commodity prices. Underlying EBIT was also impacted favourably by lower purchases of third party uranium from the spot market.

Provisional pricing of outstanding copper shipments, including the impact of finalisations, resulted in the average realised price for the reporting period being US$1.71/lb versus an average LME price of US$2.63/lb. The average realised price was US$3.22/lb in the corresponding period last year. The negative impact of provisional pricing and finalisations for the period was US$1,297 million. Outstanding copper volumes, subject to the fair value measurement, amounted to 242,640 tonnes at 31 December 2008. These were re-valued at a weighted average price of US$3,063 per tonne.

Diamonds and Specialty Products

Underlying EBIT was US$79 million, in line with the corresponding period. Underlying EBIT was positively impacted by a stronger US dollar and reduced exploration and business development costs.

Stainless Steel Materials

Underlying EBIT was a loss of US$752 million, a decrease of US$1,551 million compared with the corresponding period. This was mainly due to lower average LME prices for nickel of US$6.76/lb (compared to US$13.48/lb) reducing Underlying EBIT (net of price linked costs) by US$916 million. The positive impact of price-linked costs was US$127 million.

The furnace rebuild at the Kalgoorlie Nickel Smelter and concurrent maintenance at the Kwinana Nickel Refinery (Australia) adversely impacted Underlying EBIT due to lower production and sales volumes (US$234 million) and higher operating costs (US$104 million).

Higher labour, depreciation and energy costs also had an adverse impact. This was in part offset by a favourable impact of the weaker Australian dollar against the US dollar.

Underlying EBIT also decreased by US$101 million due to the continued ramp-up of operations at Ravensthorpe and the Yabulu Extension Project. Total Underlying EBIT for these operations for the half-year was a loss of US$233 million.

Iron Ore

Underlying EBIT of US$4,143 million increased significantly by US$2,470 million or 147.6 per cent. This was mainly driven by higher average realised prices which increased the Underlying EBIT by US$2,195 million. The negative impact of price-linked costs was US$152 million.

In Western Australia Iron Ore we have received some requests for deferrals from long term contract customers. However, sales volumes were a record despite a weak demand environment. This reflects our strong relationship with long term customers and our ability to sell into the spot market. As we have been able to sell the deferred long term iron ore tonnages into the spot market, production adjustments during the half-year were limited to Samarco only.

Higher operating costs had an adverse impact on Underlying EBIT. This was largely due to inflationary pressures in Australia, increased labour and contractor costs. Depreciation expense was higher due to the successful expansions at Western Australia Iron Ore and Samarco. This was in part offset by a favourable impact of the weaker Australian dollar and Brazilian real against the US dollar.

Manganese

Underlying EBIT was US$1,245 million, a significant increase of US$814 million or 188.9 per cent. This increase was due to higher sales prices achieved for alloy and ore and a favourable exchange rate impact.

Manganese ore and alloy are entirely dependent on the steel industry and are therefore directly impacted by the current weak steel markets. As a result, lower sales volumes had a negative US$193 million impact on Underlying EBIT.

Other operating costs were higher due to increased distribution costs, and higher ore development, coke and labour costs. A portion of the increase in costs was deliberately incurred to maximise production to meet the strong demand earlier in the December 2008 half year.

Metallurgical Coal

Underlying EBIT was US$3,123 million, an increase of US$2,600 million, or 497.1 per cent from the corresponding period. The increase in Underlying EBIT was mainly due to the higher realised prices for hard coking coal (198 per cent), weak coking coal (233 per cent) and thermal coal (61 per cent). This was offset by a negative impact on price-linked royalty costs. Higher royalty costs associated with the introduction of a two tier royalty structure in Queensland from 1 July 2008 reduced Underlying EBIT by US$82 million.

A stronger US dollar against the Australian dollar had a favourable impact of US$328 million. The cost impact attributable to the recovery from the rainfall events at Queensland Coal had an unfavourable impact of US$122 million in the period. Other operating costs were higher due to increased labour costs, longwall discontinuity at Appin Mine and extended changeout at Dendrobium (both Australia). Inflationary pressures also had an unfavourable impact on Underlying EBIT.

In addition, in the corresponding period profit on the sales of Elouera mine (Australia) and Queensland coal mining leases were realised.

Energy Coal

Underlying EBIT was US$1,072 million, an increase of US$795 million, or 287.0 per cent from the corresponding period. The increase in Underlying EBIT was mainly due to the higher export prices, favourable exchange rate impact on costs and record production at Hunter Valley Coal (Australia) and Cerrejon Coal (Colombia). These gains were partially offset by higher costs due to inflationary pressures, and increased diesel, labour and contractor costs.

Group and Unallocated items

Underlying EBIT was positively impacted by a stronger US dollar against local currency costs and the revaluation of rehabilitation and closure provisions.

The following notes explain the terms used throughout this profit release:

(1)	Underlying EBIT margin is calculated net of third party product activities.

(2)	Net operating cash flows are after net interest and taxation.

(3)	Unless otherwise stated, production volumes exclude suspended and sold operations.

(4)	Underlying EBIT is earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation of US$2,040 million (excluding exceptional items of US$3,613 million) for the half year ended 31 December 2008 and US$1,544 million for the half-year ended 31 December 2007 (excluding exceptional items of US$137 million).

We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(5)	Underlying EBIT is used to reflect the underlying performance of BHP Billiton’s operations. Underlying EBIT is reconciled to Profit from operations on page 4.

(6)	Net interest includes capitalised interest and excludes the effect of discounting on provisions and other liabilities, fair value change on hedged loans, net of hedging derivatives, exchange differences arising from net debt and return on pension plan assets.

Forward-looking statements: Certain statements in this presentation are forward-looking statements, including statements regarding the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as “intends,” “expects,” “anticipates,” “targets,” plans,” “estimates” and words of similar import. These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (“SEC”) (including in Annual Reports on Form 20-F) which are available at the SEC’s website (http://www.sec.gov). Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation.

This presentation is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer or invitation to purchase or subscribe for any such securities

References in this presentation to “$” are to United States dollars unless otherwise specified.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Peter Ogden, Media Relations Tel: +61 3 9609 2812 Mobile: +61 428 599 190 Email: Peter.Ogden@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

Kelly Quirke, Media Relations Tel: +61 3 9609 2896 Mobile: +61 429 966 312 email: Kelly.Quirke@bhpbilliton.com	United States Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia

HALF-YEAR FINANCIAL REPORT

For the half-year ended

31 December 2008

BHP Billiton Half-Year Financial Report

BHP Billiton Half-Year Financial Report

Consolidated Income Statement

for the half-year ended 31 December 2008

	Notes	Half-year ended 31 December 2008 US$M	Half-year ended 31 December 2007 US$M	Year ended 30 June 2008 US$M
Revenue
Group production		25,428	21,858	51,918
Third party product	2	4,352	3,681	7,555

Revenue	2	29,780	25,539	59,473
Other income		287	361	648
Expenses excluding net finance costs		(22,843)	(16,414)	(35,976)

Profit from operations		7,224	9,486	24,145

Comprising:
Group production		6,932	9,574	24,529
Third party product		292	(88)	(384)

	2	7,224	9,486	24,145

Financial income	5	165	124	293
Financial expenses	5	(497)	(465)	(955)

Net finance costs	5	(332)	(341)	(662)

Profit before taxation		6,892	9,145	23,483

Income tax expense		(3,537)	(2,683)	(6,798)
Royalty related taxation (net of income tax benefit)		(351)	(269)	(723)

Total taxation expense	6	(3,888)	(2,952)	(7,521)

Profit after taxation		3,004	6,193	15,962

Profit attributable to minority interests		387	176	572
Profit attributable to members of BHP Billiton Group		2,617	6,017	15,390

Earnings per ordinary share (basic) (US cents)	7	47.0	107.2	275.3
Earnings per ordinary share (diluted) (US cents)	7	47.0	106.9	274.8

Dividends per ordinary share – paid during the period (US cents)	8	41.0	27.0	56.0
Dividends per ordinary share – declared in respect of the period (US cents)	8	41.0	29.0	70.0

The accompanying notes form part of these half-year financial statements.

BHP Billiton Half-Year Financial Report

Consolidated Statement of Recognised Income and Expense

for the half-year ended 31 December 2008

	Notes	Half-year ended 31 December 2008 US$M	Half-year ended 31 December 2007 US$M	Year ended 30 June 2008 US$M
Profit after taxation		3,004	6,193	15,962
Amounts recognised directly in equity
Actuarial losses on pension and medical schemes		(339)	(27)	(96)
Available for sale investments:
Valuation losses taken to equity		(24)	(30)	(76)
Valuation gains transferred to the income statement		(11)	—	—
Cash flow hedges:
Gains/(losses) taken to equity		694	(67)	(383)
Realised losses transferred to the income statement		23	—	73
Unrealised gain transferred to the income statement		(48)	—	—
Gains transferred to the initial carrying amount of hedged items		(26)	(132)	(190)
Exchange fluctuations on translation of foreign operations		70	(6)	(21)
Tax on items recognised directly in, or transferred from, equity		(262)	106	306

Total amounts recognised directly in equity		77	(156)	(387)

Total recognised income and expense		3,081	6,037	15,575

Attributable to minority interests	9	366	176	571
Attributable to members of BHP Billiton Group	9	2,715	5,861	15,004

The accompanying notes form part of these half-year financial statements.

BHP Billiton Half-Year Financial Report

Consolidated Balance Sheet

as at 31 December 2008

	Notes	31 December 2008 US$M	31 December 2007 US$M	30 June 2008 US$M
ASSETS
Current assets
Cash and cash equivalents		7,195	2,294	4,237
Trade and other receivables		5,020	5,986	9,801
Other financial assets		1,640	1,182	2,054
Inventories		4,883	4,410	4,971
Current tax assets		622	—	119
Other		327	458	498

Total current assets		19,687	14,330	21,680

Non-current assets
Trade and other receivables		590	730	720
Other financial assets		1,810	961	1,448
Inventories		182	192	232
Property, plant and equipment		46,739	44,808	47,332
Intangible assets		652	591	625
Deferred tax assets		3,416	2,008	3,486
Other		213	226	485

Total non-current assets		53,602	49,516	54,328

Total assets		73,289	63,846	76,008

LIABILITIES
Current liabilities
Trade and other payables		5,533	5,108	6,774
Interest bearing liabilities		2,156	2,580	3,461
Other financial liabilities		1,871	985	2,088
Current tax payable		2,055	1,592	2,141
Provisions		1,286	1,474	1,596
Deferred income		264	389	418

Total current liabilities		13,165	12,128	16,478

Non-current liabilities
Trade and other payables		196	201	138
Interest bearing liabilities		9,207	11,718	9,234
Other financial liabilities		399	628	1,260
Deferred tax liabilities		3,805	1,352	3,116
Provisions		6,324	6,063	6,251
Deferred income		544	498	488

Total non-current liabilities		20,475	20,460	20,487

Total liabilities		33,640	32,588	36,965

Net assets		39,649	31,258	39,043

EQUITY
Share capital – BHP Billiton Limited		1,227	1,226	1,227
Share capital – BHP Billiton Plc		1,116	1,128	1,116
Treasury shares held		(522)	(1,336)	(514)
Reserves		1,168	904	750
Retained earnings		35,783	28,958	35,756

Total equity attributable to members of BHP Billiton Group	9	38,772	30,880	38,335
Minority interests	9	877	378	708

Total equity		39,649	31,258	39,043

The accompanying notes form part of these half-year financial statements.

BHP Billiton Half-Year Financial Report

Consolidated Cash Flow Statement

for the half-year ended 31 December 2008

	Half-year ended 31 December 2008 US$M	Half-year ended 31 December 2007 US$M	Year ended 30 June 2008 US$M
Operating activities
Profit before taxation	6,892	9,145	23,483
Adjustments for:
Depreciation and amortisation expense	1,953	1,524	3,612
Exploration and evaluation expense (excluding impairment)	496	432	859
Net loss/(gain) on sale of non-current assets	17	(132)	(129)
Impairments of property, plant and equipment, investments and intangibles	3,700	157	274
Write-down of inventories to net realisable value	194	—	—
Employee share awards expense	89	40	97
Financial income and expenses	332	341	662
Other	(243)	(221)	(629)
Changes in assets and liabilities:
Trade and other receivables	5,367	(70)	(4,255)
Inventories	(56)	(692)	(1,313)
Net financial assets and liabilities	(556)	178	526
Trade and other payables	(863)	441	1,824
Provisions and other liabilities	(333)	106	137

Cash generated from operations	16,989	11,249	25,148
Dividends received	15	9	51
Interest received	114	80	169
Interest paid	(261)	(393)	(799)
Income tax paid	(3,048)	(2,945)	(5,867)
Royalty related taxation paid	(715)	(472)	(885)

Net operating cash flows	13,094	7,528	17,817

Investing activities
Purchases of property, plant and equipment	(5,347)	(3,753)	(7,558)
Exploration expenditure (including amounts expensed)	(620)	(598)	(1,350)
Purchase of intangibles	(6)	(6)	(16)
Purchases of financial assets	(15)	(23)	(166)
Purchases of, or increased investment in, subsidiaries, operations and jointly controlled entities, net of their cash	(276)	(124)	(154)
Deferred payment on sale of operations	(124)	—	—

Cash outflows from investing activities	(6,388)	(4,504)	(9,244)
Proceeds from sale of property, plant and equipment	26	19	43
Proceeds from sale of financial assets	57	37	59
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash	—	78	78

Net investing cash flows	(6,305)	(4,370)	(9,064)

Financing activities
Proceeds from ordinary shares	20	11	24
Proceeds from interest bearing liabilities	2,755	3,389	9,478
Proceeds from debt related swaps	354	342	342
Repayment of interest bearing liabilities	(4,208)	(2,264)	(10,228)
Purchase of shares by Employee Share Ownership Plan Trusts	(90)	(103)	(250)
Share buy-back – BHP Billiton Plc	–	(3,115)	(3,115)
Dividends paid	(2,281)	(1,523)	(3,135)
Dividends paid to minority interests	(205)	(48)	(115)

Net financing cash flows	(3,655)	(3,311)	(6,999)

Net increase/(decrease) in cash and cash equivalents	3,134	(153)	1,754
Cash and cash equivalents, net of overdrafts, at beginning of period	4,173	2,398	2,398
Effect of foreign currency exchange rate changes on cash and cash equivalents	(155)	23	21

Cash and cash equivalents, net of overdrafts, at end of period	7,152	2,268	4,173

The accompanying notes form part of these half-year financial statements.

BHP Billiton Half-Year Financial Report

Notes to the Half-Year Financial Statements

1 Accounting policies

This general purpose financial report for the half-year ended 31 December 2008 is unaudited and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (“IASB”), IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, AASB 134 ‘Interim Financial Reporting’ as issued by the Australian Accounting Standards Board and the Disclosure and Transparency Rules of the Financial Services Authority in the United Kingdom and the Australian Corporation Act 2001 as applicable to interim financial reporting.

The half-year financial statements represent a ‘condensed set of financial statements’ as referred to in the UK Disclosure and Transparency Rules issued by the Financial Services Authority. Accordingly, they do not include all of the information required for a full annual report and are to be read in conjunction with the most recent annual financial report. The comparative figures for the financial year ended 30 June 2008 are not the statutory accounts of BHP Billiton for that financial year. Those accounts, which were prepared under IFRS, have been reported on by the Company’s auditors and delivered to the registrar of companies. The auditors have reported on those accounts; their report was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 498(2) or (3) of the UK Companies Act 2006.

The half-year financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2008 annual financial statements contained within the Annual Report of the BHP Billiton Group.

Rounding of amounts

Amounts in this financial information have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial information:

	Average Half-year ended 31 December 2008	Average Half-year ended 31 December 2007	Average Year ended 30 June 2008	As at 31 December 2008	As at 31 December 2007	As at 30 June 2008
Australian dollar (a)	0.78	0.87	0.90	0.69	0.88	0.96
Brazilian real	1.96	1.85	1.78	2.33	1.78	1.60
Canadian dollar	1.12	1.01	1.01	1.22	0.98	1.01
Chilean peso	578	511	489	642	498	522
Colombian peso	2,092	2,030	1,935	2,249	2,017	1,899
South African rand	8.83	6.94	7.29	9.39	6.80	7.91
Euro	0.71	0.71	0.68	0.71	0.68	0.63
UK pound sterling	0.58	0.49	0.50	0.69	0.50	0.50

(a)	Displayed as US$ to A$1 based on common convention.

2 Business segments

The Group operates nine Customer Sector Groups aligned with the commodities which we extract and market:

Customer Sector Group	Principal activities
Petroleum	Oil and gas exploration, development, production and marketing

Aluminium	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Base Metals	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Diamonds and Specialty Products	Mining of diamonds and titanium minerals

Stainless Steel Materials	Mining and production of nickel products

Iron Ore	Mining of iron ore

Manganese	Mining of manganese ore and production of manganese metal and alloys

Metallurgical Coal	Mining of metallurgical coal

Energy Coal	Mining and marketing of thermal (energy) coal

Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments. Exploration and technology activities are recognised within relevant segments.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

BHP Billiton Half-Year Financial Report

Notes to the Half-Year Financial Statements continued

2 Business segments (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Half-year ended 31 December 2008
Revenue
Group production	4,032	1,947	2,987	457	980	5,902	1,863	4,854	2,321	1	25,344
Third party product	127	571	298	—	82	62	53	18	2,042	1,099	4,352
Rendering of services	2	—	—	—	—	35	—	41	—	6	84
Inter-segment revenue	51	—	1	—	39	21	—	—	—	(112)	—

Segment revenue (a)	4,212	2,518	3,286	457	1,101	6,020	1,916	4,913	4,363	994	29,780

Segment result	2,662	161	(258)	2	(4,113)	4,143	1,245	3,123	1,070	(811)	7,224
Other attributable income (b)	2	—	—	7	—	—	—	—	2	(11)	—

Profit from operations	2,664	161	(258)	9	(4,113)	4,143	1,245	3,123	1,072	(822)	7,224

Net finance costs											(332)
Income tax expense											(3,537)
Royalty related taxation											(351)

Profit after taxation											3,004

(a)	Revenue not reported in business segments reflects sales of freight and fuel to third parties. Sales of fuel were previously reported as part of Petroleum. This change better reflects management responsibilities for these activities. Comparatives have been restated for all periods presented. The change in presentation results in revenues of US$502 million for the period ended 31 December 2007 and US$1,165 million for the year ended 30 June 2008, being reported in Group and unallocated items rather than Petroleum. The impact on Profit from Operations for Petroleum was immaterial.
(b)	Other attributable income represents external dividend income and profit from the sale of investments that do not form part of the segment result.

BHP Billiton Half-Year Financial Report

Notes to the Half-Year Financial Statements continued

2 Business segments (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Half-year ended 31 December 2007
Revenue
Group production	3,058	2,254	5,561	418	2,413	3,538	950	1,856	1,725	7	21,780
Third party product	156	490	996	—	6	—	63	10	1,182	778	3,681
Rendering of services	6	—	—	—	—	22	—	34	—	16	78
Inter-segment revenue	48	—	—	—	—	18	—	—	—	(66)	—

Segment revenue (a)	3,268	2,744	6,557	418	2,419	3,578	1,013	1,900	2,907	735	25,539

Segment result	1,965	680	3,268	69	761	1,673	431	523	277	(161)	9,486
Other attributable income (b)	3	—	—	3	—	—	—	—	—	(6)	—

Profit from operations	1,968	680	3,268	72	761	1,673	431	523	277	(167)	9,486

Net finance costs											(341)
Income tax expense											(2,683)
Royalty related taxation											(269)

Profit after taxation											6,193

BHP Billiton Half-Year Financial Report

Notes to the Half-Year Financial Statements continued

2 Business segments (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2008
Revenue
Group production	7,997	4,675	13,231	969	5,040	9,246	2,844	3,818	3,921	—	51,741
Third party product	254	1,071	1,543	—	48	108	68	61	2,639	1,763	7,555
Rendering of services	10	—	—	—	—	63	—	62	—	42	177
Inter-segment revenue	121	—	—	—	—	38	—	—	—	(159)	—

Segment revenue (a)	8,382	5,746	14,774	969	5,088	9,455	2,912	3,941	6,560	1,646	59,473

Segment result	5,482	1,427	7,890	180	1,237	4,631	1,644	936	1,057	(339)	24,145
Other attributable income (b)	3	38	—	9	—	—	—	1	—	(51)	—

Profit from operations	5,485	1,465	7,890	189	1,237	4,631	1,644	937	1,057	(390)	24,145

Net finance costs											(662)
Income tax expense											(6,798)
Royalty related taxation											(723)

Profit after taxation											15,962

BHP Billiton Half-Year Financial Report

Notes to the Half-Year Financial Statements continued

3 Exceptional items

Exceptional items are those items where their nature or amount is considered material to the financial report. Such items included within the Group profit for the period are detailed below.

Half-year ended 31 December 2008	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Suspension of Ravensthorpe nickel operations	(3,361)	1,008	(2,353)
Impairment of other operations	(356)	(60)	(416)
Newcastle steelworks rehabilitation	(508)	152	(356)
Lapsed offers for Rio Tinto	(450)	64	(386)

	(4,675)	1,164	(3,511)

Exceptional items by segment
Petroleum	(11)	4	(7)
Aluminium	(128)	—	(128)
Base Metals	(147)	(64)	(211)
Diamonds and Specialty Products	(70)	—	(70)
Stainless Steel Materials	(3,361)	1,008	(2,353)
Group and unallocated	(958)	216	(742)

	(4,675)	1,164	(3,511)

Suspension of Ravensthorpe nickel operations:

On 21 January 2009 the Group announced the suspension of operations at Ravensthorpe Nickel Operations (Australia) and as a consequence stopped the processing of the mixed nickel cobalt hydroxide product at Yabulu (Australia). As a result, an impairment charge and increased provisions for rehabilitation of US$3,361 million (US$1,008 million tax benefit) were recognised for the half-year ended December 2008.

Impairment of other operations:

As part of the Group’s regular review of assets whose values may be impaired, a total charge of US$356 million (US$60 million tax charge including derecognition of tax benefits) was recorded primarily in relation to the withdrawal from Suriname operations, suspension of copper sulphide mining at Pinto Valley (US) and write down of the Corridor Sands minerals sands resource (Mozambique).

Newcastle steelworks rehabilitation:

The Group recognised a charge against profits of US$508 million (US$152 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations relate to increases in the estimated volume of sediment in the Hunter River requiring remediation and treatment, and increases in treatment costs.

Lapsed offers for Rio Tinto:

The Group’s offers for Rio Tinto lapsed on 27 November 2008 following the Board’s decision that it no longer believed that completion of the offers was in the best interests of BHP Billiton shareholders. The Group incurred fees associated with the US$55 billion debt facility (US$156 million cost, US$5 million tax benefit), investment bankers’, lawyers’ and accountants fees, printing expenses and other charges (US$294 million cost, US$59 million tax benefit) in progressing this matter over the eighteen months up to the lapsing of the offers which have been expensed in the six months ended 31 December 2008.

Half-year ended 31 December 2007 and Year ended 30 June 2008	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill	(137)	159	22

	(137)	159	22

Exceptional items by segment
Base Metals	(99)	(34)	(133)
Stainless Steel Materials	(38)	(4)	(42)
Group and unallocated	—	197	197

	(137)	159	22

Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill:

Tax losses incurred by WMC Resources Ltd (WMC) were not recognised as a deferred tax asset at acquisition pending a ruling application to the Australian Taxation Office. The ruling has now been issued confirming the availability of those losses. This resulted in the recognition of a deferred tax asset (US$197 million) and consequential adjustment to deferred tax liabilities (US$38 million) through income tax expense at current exchange rates. As a further consequence the Group recognised an expense for a corresponding reduction in goodwill measured at the exchange rate at the date of acquisition.

BHP Billiton Half-Year Financial Report

Notes to the Half-Year Financial Statements continued

4 Interests in jointly controlled entities

Major shareholdings in jointly controlled entities	Ownership interest at BHP Billiton Group reporting date (a)			Contribution to profit after taxation
	31 December 2008%	31 December 2007%	30 June 2008%	Half-year ended 31 December 2008 US$M	Half-year ended 31 December 2007 US$M	Year end 30 June 2008 US$M
Mozal SARL	47.1	47.1	47.1	135	105	207
Compañia Minera Antamina SA	33.75	33.75	33.75	18	271	615
Minera Escondida Limitada	57.5	57.5	57.5	(177)	1,705	3,930
Samarco Mineracao SA	50	50	50	320	121	279
Carbones del Cerrejón LLC	33.3	33.3	33.3	136	47	183
Other (b)				29	18	90

Total				461	2,267	5,304

(a)	The ownership interest at the BHP Billiton Group’s and the jointly controlled entity’s reporting date are the same. When the annual financial reporting date is different to the Group’s, financial information is obtained as at 31 December in order to report on a consistent basis with the Group’s reporting date.
(b)	Includes immaterial jointly controlled entities and the Richards Bay Minerals joint venture owned 50 per cent (31 December 2007: 50 per cent; 30 June 2008: 50 per cent).

5 Net finance costs

	Half-year ended 31 December 2008 US$M	Half-year ended 31 December 2007 US$M	Year ended 30 June 2008 US$M
Financial expenses
Interest on bank loans and overdrafts	21	28	52
Interest on all other borrowings	239	367	670
Finance lease and hire purchase interest	8	6	14
Dividends on redeemable preference shares	—	1	1
Discounting on provisions and other liabilities	152	138	310
Discounting on pension and medical benefit entitlements	67	51	138
Interest capitalised (a)	(64)	(134)	(204)
Net fair value change on hedged loans and related hedging derivatives	27	8	2
Exchange differences on net debt	47	—	(28)

	497	465	955

Financial income
Interest income	(107)	(82)	(168)
Expected return on pension plan assets	(58)	(42)	(125)

	(165)	(124)	(293)

Net finance costs	332	341	662

(a)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the half-year ended 31 December 2008 the capitalisation rate was 3.9 per cent (31 December 2007: 5.7 per cent; 30 June 2008: 5.0 per cent).

6 Taxation

	Half-year ended 31 December 2008 US$M	Half-year ended 31 December 2007 US$M	Year ended 30 June 2008 US$M
Taxation expense including royalty related taxation
UK taxation expense	428	60	217
Australian taxation expense	2,288	1,361	3,397
Overseas taxation expense	1,172	1,531	3,907

Total taxation expense	3,888	2,952	7,521

The taxation expense including exceptional items was US$3,888 million, representing an effective rate of 56.4 per cent (31 December 2007: 32.3 per cent; 30 June 2008: 32.0 per cent). Excluding the impacts of exceptional items the taxation expense was US$5,052 million (31 December 2007: US$3,111 million; 30 June 2008: US$7,680 million).

Exchange rate movements increased taxation expense by US$1,163 million (31 December 2007: increased taxation expense by US$44 million; 30 June 2008: decreased taxation expense by US$229 million). The weaker Australian dollar against the US dollar has significantly reduced the Australian deferred tax assets for future tax depreciation since 30 June 2008. This was partly offset by the devaluation of local currency tax liabilities due to the stronger US dollar.

Excluding the impacts of royalty-related taxation, the impact of exchange rate movements included in taxation expense and tax on exceptional items, the underlying effective rate was 30.6 per cent (31 December 2007: 30.1 per cent; 30 June 2008: 30.4 per cent).

BHP Billiton Half-Year Financial Report

Notes to the Half-Year Financial Statements continued

7 Earnings per share

	Half-year ended 31 December 2008	Half-year ended 31 December 2007	Year ended 30 June 2008
Basic earnings per ordinary share (US cents)	47.0	107.2	275.3
Diluted earnings per ordinary share (US cents)	47.0	106.9	274.8
Basic earnings per American Depositary Share (ADS) (US cents) (a)	94.0	214.4	550.6
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	94.0	213.8	549.6
Basic earnings (US$M)	2,617	6,017	15,390
Diluted earnings (US$M) (b)	2,627	6,023	15,402

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares	Half-year ended 31 December 2008 Million	Half-year ended 31 December 2007 Million	Year ended 30 June 2008 Million
Basic earnings per ordinary share denominator	5,565	5,615	5,590
Shares and options contingently issuable under employee share ownership plans	21	19	15

Diluted earnings per ordinary share denominator	5,586	5,634	5,605

(a)	Each American Depository Share (ADS) represents two ordinary shares.
(b)	Diluted earnings are calculated after adding back dividend equivalent payments of US$10 million (31 December 2007: US$6 million; 30 June 2008: US$12 million) that would not be made if potential ordinary shares were converted to fully paid.

8 Dividends

	Half-year ended 31 December 2008 US$M	Half-year ended 31 December 2007 US$M	Year ended 30 June 2008 US$M
Dividends paid during the period
BHP Billiton Limited	1,377	907	1,881
BHP Billiton Plc - Ordinary shares	905	612	1,252
- Preference shares (a)	—	—	—

	2,282	1,519	3,133

Dividends declared in respect of the period
BHP Billiton Limited	1,377	974	2,351
BHP Billiton Plc - Ordinary shares	905	640	1,545
- Preference shares (a)	—	—	—

	2,282	1,614	3,896

	Half-year ended 31 December 2008 US cents	Half-year ended 31 December 2007 US cents	Year ended 30 June 2008 US cents
Dividends paid during the period (per share)
Prior year final dividend	41.0	27.0	27.0
Interim dividend	N/A	N/A	29.0

	41.0	27.0	56.0

Dividends declared in respect of the period (per share)
Interim dividend	41.0	29.0	29.0
Final dividend	N/A	N/A	41.0

	41.0	29.0	70.0

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each declared and paid annually (31 December 2007: 5.5 per cent; 30 June 2008: 5.5 per cent).

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to half-year end, on 4 February 2009, BHP Billiton declared an interim dividend of 41.0 US cents per share (US$2,282 million), which will be paid on 17 March 2009.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

BHP Billiton Half-Year Financial Report

Notes to the Half-Year Financial Statements continued

9 Total equity

	Attributable to members of BHP Billiton Group			Minority interests
	Half-year ended 31 December 2008 US$M	Half-year ended 31 December 2007 US$M	Year ended 30 June 2008 US$M	Half-year ended 31 December 2008 US$M	Half-year ended 31 December 2007 US$M	Year ended 30 June 2008 US$M
Total equity opening balance	38,335	29,667	29,667	708	251	251
Total recognised income and expense for the period	2,715	5,861	15,004	366	176	571
Transactions with owners - contributed equity	—	5	6	8	(1)	(1)
Dividends	(2,282)	(1,519)	(3,133)	(205)	(48)	(113)
Accrued employee entitlement to share awards	89	40	97	—	—	—
Purchases of shares made by ESOP Trusts	(85)	(99)	(231)	—	—	—
BHP Billiton Plc share buy-back	—	(3,075)	(3,075)	—	—	—

Total equity closing balance	38,772	30,880	38,335	877	378	708

Share buy-backs

BHP Billiton had previously announced US$13 billion of capital to be returned to shareholders through on-market share buy-backs. All BHP Billiton Plc shares bought back are accounted for as Treasury shares within the share capital of BHP Billiton Plc. Details of the purchases are shown in the table below. Cost per share represents the average cost per share for BHP Billiton Plc shares and final cost per share for BHP Billiton Limited shares. Shares in BHP Billiton Plc purchased by BHP Billiton Limited have been cancelled, in accordance with the resolutions passed at the 2006 Annual General Meetings.

The Group suspended its share buy-back program on 14 December 2007 in light of the Group’s offers for Rio Tinto Plc and Rio Tinto Limited. On 27 November 2008 the offers lapsed and since that date no additional share buybacks have been executed.

Half-Year / Year end	Shares purchased	Number	Cost per share and discount	Total cost US$M	Purchased by:
					BHP Billiton Limited		BHP Billiton Plc
					Shares	US$M	Shares	US$M
31 December 2007	BHP Billiton Plc	96,904,086	£12.37	3,075	96,904,086	3,075	—	—
			8.7 per cent (a)
30 June 2008	BHP Billiton Plc	96,904,086	£12.37	3,075	96,904,086	3,075	—	—
			8.7 per cent (a)

(a)	Represents the discount to the average BHP Billiton Limited share price between 7 September 2006 and 14 December 2007.

10 Subsequent events

On 21 January 2009, the Group announced commencement of the ramp down and indefinite suspension of the Ravensthorpe Nickel Operation. As a consequence, Yabulu will cease processing product from Ravensthorpe and will revert to processing ore only. Other operations affected by planned adjustments to production and development activity are Mount Keith Nickel, Pinto Valley Copper, Metallurgical Coal, Olympic Dam expansion and copper operations in Chile. The financial impact on the carrying value of assets was taken up as at 31 December 2008 (refer Note 3). Additional provisions for redundancy, contract termination and closure of approximately US$550 million will be recorded in the second half of the year ending 30 June 2009.

Other than the matters outlined above, no matters or circumstances have arisen since the end of the half-year that have significantly affected, or may significantly affect, the operations, results of operation or state of affairs of the BHP Billiton Group in subsequent accounting periods.

BHP Billiton Half-Year Financial Report

Directors’ Report

The Directors present their report together with the half-year financial statements for the half-year ended 31 December 2008 and the auditor’s review report thereon.

Review of Operations

A detailed review of the Group’s operations, the results of those operations during the half-year ended 31 December 2008 and likely future developments are given on page 1 to 15. The Review of Operations has been incorporated into, and forms part of, this Directors’ Report.

Principal Risks and Uncertainties

Because of the international scope of the Group’s operations and the industries in which it is engaged, there are a number of risk factors and uncertainties which could have an effect on the Group’s results and operations. Material risks that could impact on the Group’s performance include those referred to in the ‘Outlook’ section as well as:

• Fluctuations in commodity prices	• Fluctuations in currency exchange rates

• Failure to discover new reserves, maintain or enhance existing reserves or develop new operations	• Influence of China and impact of a slowdown in consumption

• Actions by governments or political events in the countries in which we operate	• Inability to successfully integrate acquired businesses

• Inability to recover investments in mining and oil and gas projects	• Non-compliance to the Group’s standards by non-controlled assets

• Operating cost pressures and shortages	• Unexpected natural and operational catastrophes

• Climate change and greenhouse effects	• Inadequate human resource talent pool

• Breaches in information technology security processes	• Breaches in governance processes

• Impact of health, safety and environmental exposures and related regulations on operations and reputation

Further information on the above risks and uncertainties can be found on pages 9 to 12 of the Group’s Annual Report for the year ended 30 June 2008, a copy of which is available on the Group’s website at www.bhpbilliton.com.

Dividend

Full details of dividends are given on page 28.

Board of Directors

The Directors of BHP Billiton at any time during or since the end of the half-year are:

Mr D R Argus – Chairman since April 1999 (on the Board of Directors since November 1996)	Dr E G de Planque – a Director since October 2005

Mr P M Anderson – a Director since June 2006	Dr D A Jenkins – a Director since March 2000

Mr A Boeckmann – a Director since September 2008	Mr M Kloppers – an Executive Director since January 2006

Dr J G Buchanan – a Director since February 2003	Dr D Morgan – a Director since January 2008

Mr C A Cordeiro – a Director since February 2005	Mr J Nasser – a Director since June 2006

Mr D A Crawford – a Director since May 1994	Mr K Rumble – a Director since September 2008

Dr J M Schubert – a Director since June 2000

Auditor’s independence declaration

KPMG in Australia are the auditors of BHP Billiton Limited. Their auditor’s independence declaration under Section 307C of the Australian Corporations Act 2001 is set out on page 31 and forms part of this Directors’ Report.

Rounding of amounts

BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No 98/100, dated 10 July 1998. Amounts in the Directors’ Report and half-year financial statements have been rounded to the nearest million dollars in accordance with that class order.

Signed in accordance with a resolution of the Board of Directors.

D R Argus – Chairman	M Kloppers – Chief Executive Officer

BHP Billiton Half-Year Financial Report

Directors’ Report

Dated this 4th day of February 2009

BHP Billiton Half-Year Financial Report

Directors’ Declaration of Responsibility and Lead Auditor’s Independence Declaration

Directors’ Declaration of Responsibility

The half-year financial report is the responsibility of, and has been approved by, the Directors. In accordance with a resolution of the Directors of BHP Billiton, the Directors declare that, to the best of their knowledge and in their reasonable opinion:

(a)	the half-year financial statements and notes, set out on pages 18 to 29, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the IASB, IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, AASB 134 ‘Interim Financial Reporting’ and the Disclosure and Transparency Rules of the Financial Services Authority in the United Kingdom and the Australian Corporations Act 2001, including:

(i)	complying with applicable accounting standards and the Australian Corporations Regulations 2001; and

(ii)	giving a true and fair view of the financial position of the BHP Billiton Group as at 31 December 2008 and of its performance for the half-year ended on that date;

(b)	the Directors’ Report, which incorporates the Review of Operations on page 1 to 15, includes a fair review of the information required by:

(i)	DTR4.2.7R of the Disclosure and Transparency Rules in the United Kingdom, being an indication of important events during the first six months of the current financial year and their impact on the half-year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and

(ii)	DTR4.2.8R of the Disclosure and Transparency Rules in the United Kingdom, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the BHP Billiton Group during that period, and any changes in the related party transactions described in the last annual report that could have such a material effect; and

(c)	in the Directors’ opinion, there are reasonable grounds to believe that each of BHP Billiton Limited and BHP Billiton Plc will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Board of Directors.

D R Argus – Chairman

M Kloppers – Chief Executive Officer

Dated this 4th day of February 2009

Lead Auditor’s Independence Declaration

To the Directors of BHP Billiton Limited:

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2008 there have been:

•	no contraventions of the auditor independence requirements as set out in the Australian Corporations Act 2001 in relation to the review; and

•	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of BHP Billiton and the entities it controlled during the financial period.

KPMG

Peter Nash

Partner

Dated in Melbourne this 4th day of February 2009

BHP Billiton Half-Year Financial Report

Independent Review Report of KPMG Audit Plc (“KPMG UK”) to BHP Billiton Plc and of KPMG (“KPMG Australia”) to the Members of BHP Billiton Limited

Introduction

For the purposes of these reports, the terms “we” and “our” denote KPMG UK in relation to its responsibilities under its terms of engagement to report to BHP Billiton Plc and KPMG Australia in relation to Australian professional and regulatory responsibilities and reporting obligations to the members of BHP Billiton Limited.

The BHP Billiton Group (“the Group”) consists of BHP Billiton Plc and BHP Billiton Limited and the entities they controlled at the end of the half-year or from time to time during the half-year ended 31 December 2008.

We have reviewed the condensed half-year financial statements of the Group for the half-year ended 31 December 2008 (“half-year financial statements”), set out on pages 18 to 29, which comprises the consolidated income statement, consolidated statement of recognised income and expense, consolidated balance sheet, consolidated cash flow statement, summary of significant accounting policies and other explanatory notes 1 to 10. We have read the other information contained in the half-year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the half-year financial statements. KPMG Australia has also reviewed the directors’ declaration set out on page 31 in relation to Australian regulatory requirements contained in section (a) and (c) of the directors’ declaration.

Directors’ Responsibilities

The half-year financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-year financial report:

•

in accordance with the Disclosure and Transparency Rules (“the DTR”) of the United Kingdom’s Financial Services Authority (“the UK FSA”), and under those rules, in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union; and

•

in accordance with Australian Accounting Standards and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Respective Responsibilities of KPMG UK and KPMG Australia

KPMG UK’s report is made solely to BHP Billiton Plc in accordance with the terms of KPMG UK’s engagement to assist BHP Billiton Plc in meeting the requirements of the DTR of the UK FSA. KPMG UK’s review has been undertaken so that it might state to BHP Billiton Plc those matters it is required to state to it in this report and for no other purpose. To the fullest extent permitted by law, KPMG UK does not accept or assume responsibility to anyone other than BHP Billiton Plc, for KPMG UK’s review work, for this report, or for the conclusions it has reached.

KPMG Australia has performed an independent review of the half-year financial statements and directors’ declaration in order to state whether, on the basis of the procedures described, it has become aware of any matter that makes KPMG Australia believe that the half-year financial statements and directors’ declaration are not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Group’s financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Australian Corporations Regulations 2001.

Our responsibility is to express a conclusion on the half-year financial statements in the half-year financial report based on our review.

Scope of Review

KPMG UK conducted its review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Reports performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the United Kingdom.

KPMG Australia conducted its review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of Interim and Other Financial Reports performed by the Independent Auditor of the Entity. As auditor of BHP Billiton Limited, KPMG Australia is required by ASRE 2410 to comply with the ethical requirements relevant to the audit of the annual financial report.

A review of half-year financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting its review, KPMG Australia has complied with the independence requirements of the Australian Corporations Act 2001.

BHP Billiton Half-Year Financial Report

Independent Review Report of KPMG Audit Plc (“KPMG UK”) to BHP Billiton Plc and of KPMG (“KPMG Australia”) to the Members of BHP Billiton Limited

Review conclusion by KPMG UK

Based on our review, nothing has come to our attention that causes us to believe that the condensed half-year financial statements in the half-year financial report for the six months ended 31 December 2008 are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU, and the DTR of the UK FSA.

KPMG Audit Plc

Chartered Accountants

London

Dated in London this 4th day of February 2009

Review conclusion by KPMG Australia

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the condensed half-year financial statements and directors’ declaration of the Group are not in accordance with the Australian Corporations Act 2001, including:

a)	giving a true and fair view of the Group’s financial position as at 31 December 2008 and of its performance for the half-year ended on that date; and

b)	complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Australian Corporations Regulations 2001.

KPMG

Peter Nash

Partner

Melbourne

Dated in Melbourne this 4th day of February 2009

BHP Billiton Half-Year Financial Report